Exhibit 99.1

Santiago, December 6, 2019

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Av. Libertador Bernardo O’Higgins 1449, 12th floor

Present

Re: Material Fact report

Dear Chairman:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law No. 18,045 and General Rule No. 30, duly authorized by the Board in its extraordinary session held today, December 2, 2019, I inform as a Material Fact of LATAM Airlines Group S.A. (“LATAM Airlines” or the “Company"), Securities Registration No. 306, the following:

1.	Through a Material Fact dated January 14, 2016, LATAM Airlines informed the signing of commercial agreements with airlines British Airways and Iberia, through International Airlines Group S.A. ("IAG"). In addition, LATAM Airlines informed that the implementation of these commercial agreements was subject to approvals from applicable authorities.

2.	In consideration of the above and various commercial factors in the context of changes in the aviation market since the announcement in January 2016, IAG and LATAM Airlines have decided that they will not implement the announced joint business agreement or JBA, terminating the contracts associated with said transaction dated December 2, 2019.

3.	The other contracts in force between LATAM Airlines and IAG, such as interline agreements, codeshare agreements, contracts of access to VIP lounges and frequent passenger program between the airlines remain valid, without any impact on passengers.

With this date, the reservation of the communication that was sent as a Reserved Material Fact Reserved on December 2, 2019, whose content is attached in this communication, is lifted.

Sincerely,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.